Exhibit 99.1

Clearmind Medicine Reaches Important Clinical Milestone: 20 Participants Now Treated in Ongoing Phase I/IIa Trial of CMND-100 for Alcohol Use Disorder

Vancouver, Canada, May 12, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on the discovery and development of novel, non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced that two additional participants have been successfully dosed in the fourth cohort of its FDA-approved Phase I/IIa clinical trial evaluating CMND-100 (MEAI) for the treatment of moderate to severe Alcohol Use Disorder (AUD).

This milestone brings the total number of participants treated to date across all cohorts to 20, reflecting strong momentum and continued progress in the multinational, multicenter study.

The two newly dosed patients in the fourth cohort were treated at Hadassah-University Medical Center in Jerusalem, Israel, one of the key active trial sites. The fourth cohort features a higher dose of CMND-100 (160 mg), following the positive Data and Safety Monitoring Board (DSMB) recommendation and successful completion of the third cohort in April 2026.

Building on highly encouraging safety and tolerability data from the first three cohorts (which included 18 participants and met the primary safety endpoint with no serious adverse events reported), the Company continues to advance the dose-escalation phase of the trial. Previous cohorts demonstrated a favorable safety profile consistent with earlier results, supporting further evaluation of CMND-100’s potential as a novel, non-hallucinogenic treatment option for AUD.

“Reaching the 20- participants milestone and successfully initiating dosing in the fourth cohort at our Israeli site is an important step forward,” said Dr. Adi Zuloff-Shani, Ph.D., Chief Executive Officer of Clearmind Medicine. “The consistent safety data observed so far across all cohorts reinforces our confidence in CMND-100 and brings us closer to potentially delivering a much-needed new therapeutic option for patients struggling with alcohol use disorder.”

The ongoing FDA-approved Phase I/IIa trial is a multinational, multicenter study designed to evaluate the safety, tolerability, pharmacokinetics, and preliminary efficacy of CMND-100 in patients with moderate to severe AUD. The trial is being conducted at leading institutions including Yale School of Medicine, Johns Hopkins University School of Medicine, Tel Aviv Sourasky Medical Center, and Hadassah Medical Center.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the timing and progress of it clinical trials and potentially delivering a much-needed new therapeutic option for patients struggling with alcohol use disorder. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.